02017387

1068136

3-1-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

NY1:#3312798v1

ASHANTI GOLDFIELDS

P R E S S R E L E A S E

FOR IMMEDIATE RELEASE **8 March 2002**

Ashanti Announces Board Changes

Ashanti Goldfields Company Limited ("Ashanti" or the "Company") is pleased to announce the appointment of Mr Gordon Edward Haslam, as a non-executive director of the Company with immediate effect.

Mr Haslam, age 57, who is a metallurgist by profession joined the Lonmin Platinum Division in 1987 from Falconbridge Mining as Marketing Director. In 1997, he was appointed as the Managing Director of the Lonmin Platinum Division and subsequently joined the Lonmin Board in 1999. He became the Chief Executive of Lonmin Plc in 2000. He is currently a director of the International Platinum Association, Frankfurt, of the World Fuel Cell Council, Frankfurt and of Furuya Metals Company Limited, Tokyo.

Save as set out in this announcement, Ashanti has not received any other information on Mr Haslam to be disclosed under paragraph 16.4 of the Listing Rules of the UK Listing Authority.

Ashanti also announces with regret the resignation of Mr John Neil Robinson which takes effect concurrently with Mr Haslam's appointment.

Ashanti welcomes Mr Haslam to the Board and wishes Mr Robinson well in his future endeavours.

ENDS

Enquiries:
Ashanti Goldfields Company Limited

James Anaman - Managing Director, Public Affairs	Tel:	+44 20 7256 9938
Ernest Abankroh - Company Secretary	Tel:	+44 20 7256 9938

UK Contact

Corinne Gaisie – Ashanti London Office Manager	Tel:	+44 20 7256 9938

North American Contact

Allan Jordan (Golin/Harris)	Tel:	+1 212 697 9191

Seann288/dk*

A copy of this release is available at http://www.ashantigold.com/release.htm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2002

ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....

Name: Ernest Abankroh

Title: Company Secretary

Signature/ea*

3